EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratios)

                                              For the Year Ended December 31, (a)
                                         --------------------------------------------------
                                            2003      2002 (b)    2001      2000      1999
                                         ---------  ---------  --------- --------- ---------
Income From Continuing Operations:.......  $48,504    $38,271    $27,582   $23,437   $19,503
Add Back:
  Interest Expense.......................   26,416     24,984     27,666    24,307    18,189
                                          --------- ---------  --------- --------- ---------
    Earnings Available for Fixed Charges   $74,920    $63,255    $55,248   $47,744   $37,692
                                          --------- ---------  --------- --------- ---------
Combined Fixed Charges and Preferred
Stock Dividends:
  Interest Incurred......................  $40,647    $39,865    $39,380   $32,348   $22,283
  Preferred Stock Dividends..............    8,898      8,579      3,666     3,666     2,036
                                          --------   ---------  --------- --------- ---------
    Total Combined Fixed Charges and
    Preferred Stock Dividends............  $49,545    $48,444    $43,046   $36,014   $24,319
                                          --------   ---------  --------- --------- ---------
Ratio of Earnings to Combined Fixed Charges
  and Preferred Stock Dividends(c).......     1.51       1.31       1.28      1.33      1.55

____________

  Amounts disclosed for periods prior to 2003 have been reclassified to conform to the current year presentation related to discontinued operations. See Note 13 to our consolidated financial statements.

  Pursuant to SFAS 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", in 2003 we reclassified the 2002 loss on early extinguishment of debt to continuing operations. In 2002, this loss was classified as an extraordinary item as previously required under SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt". Amounts shown for 2002 have been adjusted to reflect this reclassification.

  For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuting operations before income taxes and fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest) and preferred stock dividends.